Exhibit 99.1

Mobilicom Releases ASX Report

Q4 FY22 Activities Report & Appendix 4C

New and repeat orders from Tier-1 customers demonstrate Mobilicom’s strength in delivering secure, reliable, leading-edge systems

Key Highlights

●	Secured new Tier-1 customer with initial order, bringing the number of Mobilcom’s Tier-1 customers to eight

●	Tier-1 drone manufacturer selected recently launched SkyHopper Micro for integration into its new drone platform planned for mass production

●	A$19 million cash balance at 31 December 2022

●	A$620,000 confirmed order backlog for delivery in 1H CY23

SHOHAM, Israel, Jan. 31, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW, ASX: MOB) is pleased to provide this activity update for the quarter ended 31 December 2022 (Q4 FY22), along with the Company’s Appendix 4C cash flow report.

Operational Overview

In Q4 FY22, Mobilicom continued to secure new and repeat purchase orders, fulfilled existing contracts, and achieved high-profile wins, increasing the number of Tier-1 drone manufacturers it supplies to eight. Mobilicom has 44 design wins, and a number of these design wins are nearing commercialisation, which is expected to deliver a significant order volumes for Mobilicom going forward.

New and repeat orders

During the quarter, Mobilicom secured numerous new and repeat purchase orders from its global customer base of drone and robotics manufacturers. These included an initial order by a large Asia-based Tier-1 drone manufacturer consisting of three of Mobilicom’s product families, including Mobilicom’s MCU mesh networking, SkyHopper Datalinks, and mobile ground control station. Repeat orders came from Mobilicom’s prominent customers including the Israel Ministry of Defence (IMOD) and Teledyne-Flir.

Commenting on the Company’s Q4 2022 performance, Mobilicom CEO Oren Elkayam said, “From our recently established base in the United States and our global operations hub in Israel, Mobilicom is extremely well positioned as we execute our growth plans to deliver the best in end-to-end drones and robotics platforms for defense and civilian applications.”

“Several reports recently published in the mainstream media regarding the war in Ukraine confirm that cybersecurity is absolutely essential for drones in warfare and particularly with small-sized drone fleets, making our ICE cybersecurity suite more important than ever. Mobilicom’s ability to deliver end-to-end solutions, from hardware to cybersecurity software, make it the solution of choice. This is evident in repeat orders we have received from IMOD and Teledyne-Flir this quarter, as well as a first-time order from a new Tier-1 customer covering a wide range of Mobilicom products”.

“We are working on a substantial pipeline of potential contracts and design wins with Tier-1 customers across the globe. As the drone market is set to rapidly grow over the coming years, Mobilicom’s reputation for performance, security, and excellence supports our momentum across a broad range of applications and customers.”

SkyHopper Micro selected by Tier-1 drone manufacturer

Mobilicom’s recently launched product, SkyHopper Micro was selected by a Tier-1 manufacturer that is a global leader in its field selling similar products for decades to serve government, military, intelligence, and kamikaze applications. This Tier-1 manufacturer selected SkyHopper Micro due to its superior performance both in line-of-sight (LOS) and urban non-LOS conditions and its lightweight miniature size, making it ideal for integration into mini-and-small-sized drones. Following flight testing, the Tier-1 customer successfully demonstrated SkyHopper Micro to potential customers such as the U.S. Army and European militaries, building widespread interest and demand for the product.

Sales & marketing activities

Mobilicom continues to expand its sales and marketing activities, engaging with leading drone and robotics manufacturers, end customers, and potential partners at key industry conferences. During the quarter, the Company attended and exhibited at leading trade shows including Intergeo in Germany, UVID Dronetech 2022 in Israel, and European Rotors in Spain.

Corporate developments

Mobilicom appointed highly experienced technology executive Udi Altshuler as General Manager to lead its global operations hub in Israel and to drive the Company's new product development and commercialization of its ICE cybersecurity software. Altshuler brings more than 25 years’ operational and executive experience gained at large high-tech original equipment manufacturers (OEMs). He was most recently Chief Operating Officer of GuardKnox, the automotive industry’s first cybertech tier supplier to OEMs and has held senior leadership roles in several global defence technology companies including Elbit Systems, RADA Electronic Industries, BVR Systems, and Cyberbit. During his time in the Israeli Air Force as a fighter jet pilot, Altshuler led the testing and evaluation of high-end innovative defense systems.

Financials

Mobilicom is well-funded for growth with a cash balance of A$19 million as of 31 December 2022.

Mobilicom had a confirmed order backlog of A$620,000 at the end of December 2022.

Government grants for CY22 totalled A$924,000, up 17% over pcp.

Related party payments noted in Section 6 of the accompanying Appendix 4C relate to payment of executive and non-executive Director fees and salaries.

Outlook

A number of Mobilicom’s 44 design wins are moving toward commercialisation, which is expected to deliver a significant order volumes going forward. This, combined with the Company’s expectation to fulfill its order backlog during the first half of 2023, will contribute to revenues.

With each major Tier-1 customer and design win, Mobilicom is building momentum in an emerging industry where performance is mission-critical. The Company is well on its way to becoming the leading end-to-end technology and solutions provider to global manufacturers of drones and robotics.

Authorised for release by the Board of Mobilicom Limited.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B (Unaudited)

Name of entity
Mobilicom Limited
ABN	Quarter ended (“current quarter”)
26 617 155 978	31 December 2022

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	516	2,670
1.2	Payments for
	(a) research and development	(184)	(952)
	(b) product manufacturing and operating costs	(194)	(733)
	(c) advertising and marketing	(267)	(1,090)
	(d) leased assets	(152)	(452)
	(e) staff costs	*(1,499)	(4,179)
	(f) administration and corporate costs	*(843)	(1,559)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	95	88
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	187	924
1.8	Other (provide details if material)	3	35
1.9	Net cash from / (used in) operating activities	(2,338)	(5,248)

*	The net cash for current quarter includes significant one-time payments related with retroactive director fees, superannuation, and partial redemption of accrued salary components (vacation and recuperation), as well as annual Director and Officers insurance payment

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(7)	(22)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(g) entities	-	-
	(h) businesses	-	-
	(i) property, plant and equipment	-	-
	(j) investments	-	-
	(k) intellectual property	-	-
	(l) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(7)	(22)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	*21,531
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (NASDAQ listing related costs)	**(89)	**(691)
3.10	Net cash from / (used in) financing activities	(89)	20,840

*	Proceeds from issues of equity securities are net of underwriters’ discount, underwriters non-accountable expense allowance and US legal counsels’ fee.

**	NASDAQ listing related costs include non-recurring costs

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	22,216	3,996
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,338)	(5,248)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(7)	(22)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(89)	20,840
4.5	Effect of movement in exchange rates on cash held	(846)	(630)
4.6	Cash and cash equivalents at end of period	18,936	18,936

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	18,936	22,216
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	18,936	22,216

Current quarter $A'000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	*463
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note:	if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

*	The Aggregate amount of payments to related parties and their associates included in item 1 includes one-time payment related with retroactive director fees

The following amount are included in section 6.1 above:

-	Director fees paid to director related entities amounted to $448,000 during the quarter.

	Financing facilities	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.	Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.
7.1	Loan facilities	1	1
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,338)
8.2	Cash and cash equivalents at quarter end (item 4.6)	18,936
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	18,936

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	8.10

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:                  ..........31 January 2023........................................................................

The Board of Directors

Authorised by: ...................................................................................

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.